Exhibit 99.1

LETTER TO SHAREHOLDERS

IN CONNECTION WITH THE JANUARY 2012 ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD AT

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Canada

Monday, January 30, 2012
10:00 a.m. (Toronto time)

THE MANAGEMENT PROXY CIRCULAR DATED DECEMBER 27, 2011 MAILED TO SHAREHOLDERS SOLICITS
BLUE PROXIES

There are a number of important matters that each shareholder should carefully consider in connection with the
Meeting.

The Board of Directors of Helix BioPharma Corp. UNANIMOUSLY RECOMMENDS
that shareholders

VOTE FOR all matters set out in the BLUE proxy.

If you have any questions, or require any assistance in voting your shares, please call:

KINGSDALE SHAREHOLDER SERVICES INC.

130 King Street West
Suite 2950, PO Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number: 1-866-879-7649
Collect Call Line (outside Canada and US): +1-416-867-2272
Email:contactus@kingsdaleshareholder.com

Vote your BLUE proxy no later than:
THURSDAY, JANUARY 26, 2012 at 10:00 AM (Eastern Standard Time)

FOR ANY QUESTIONS ON VOTING YOUR BLUE PROXY
PLEASE CALL:

Outside North America, Banks and Brokers Call Collect:

+1-416-867-2272

North American Toll Free Phone:

1-866-879-7649

Email: contactus@kingsdaleshareholder.com

Facsimile: 1-416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: +1-416-867-2272

ii

January 23, 2012

Dear Fellow Shareholder,

Your investment in Helix is in jeopardy. You must act to protect it. Vote your BLUE proxy today.

By now you may have received proxy materials (the “Dissident Circular”) from a group of dissident shareholders (the “Dissident Group” or the “Dissidents”), which is being led by Andreas Kandziora (“Mr. Kandziora”), a minority shareholder of Helix Biopharma Corp. (“Helix” or the “Company”) and a former agent of the Company, and Zbigniew Lobacz (“Mr. Lobacz”) an insider of the Company who owns approximately 10% of Helix’s issued and outstanding shares.

The Dissident Group is proposing a dissident slate of directors handpicked by Mr. Kandziora and Mr. Lobacz, with the intention of seizing control of Helix’s board of directors.

They are taking control without paying you, the shareholders, anything.

In the Dissident Circular, the Dissident Group has made claims that are, quite simply, a blatant attempt to manipulate shareholders with misinformation. It is important that you disregard the Dissident Circular and vote your BLUE proxy today to protect your investment in Helix and maximize your potential for long term gain.

As you read Helix’s management information circular (the “Management Circular”) and compare it to the Dissident Group’s version of events it is clear that you, as a shareholder of Helix, need to ask yourself three key questions:

  Which group should you trust to work for you to create sustainable value?

  Which group truly has the interest of the Company as their priority?

  Which group offers a vision of the future that you can see and support?

We urge you to carefully consider the facts and arguments presented and it will be clear to you that supporting the Dissidents is not in your best interest.

Milestones Achieved

Helix’s current Management and board of directors (the “Board”) have been tirelessly working to lay the foundation for the creation of sustained long-term shareholder value. We have done this on a number of levels with critical accomplishments including:

  Obtaining regulatory authority approvals in both the United States and Poland, as planned, to commence human clinical testing with Helix’s L-DOS47 new drug candidate; and

  Obtaining approval by the U.S. Food and Drug Administration (“FDA”) to commence our planned pivotal efficacy trial of Topical Interferon Alpha-2b in the U.S., with a view to building upon the positive Phase II clinical data we have gathered to date.

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

Having achieved these important milestones, we are well positioned to advance Helix’s two drug candidates, each of which address significant and underserved market opportunities. Furthermore, having obtained regulatory approvals for clinical testing with our first DOS47-based therapeutic, L-DOS47, we believe that the stage is now set to allow us to build upon Helix’s DOS47 platform technology in particular with additional cancer-targeted DOS47 therapeutics, and we are actively pursuing avenues to do so. We are pleased that our efforts have paid off and we are well on our way to establish Helix as a leading developer of clinically proven, innovative cancer therapies.

Current Board and Management have Grown Shareholder Value

In the three year period ending August 2, 2011 (the day before the Dissident Group launched their first attempt to seize control), Helix’s current Board and Management oversaw an increase in shareholder value from $1.50/share to $2.90/share while at the same time attracting over $40 million in new investment in Helix.

Year after year, Helix’s current Board and Management have continued to advance Helix’s technology and product development programs. Through, for instance, 2010 and 2011, this has included the reporting of (a) completion of definitive GLP toxicology studies with L-DOS47, (b) positive efficacy and safety Phase II clinical study findings with Topical Interferon Alpha-2b in patients with low-grade cervical lesions, (c) approval to conduct a Phase I clinical study of L-DOS47 by the U.S. Food and Drug Administration, (d) approval to conduct a Phase I/II clinical study of L-DOS47 by the Polish Ministry of Health and (e) approval to conduct a Phase II/III efficacy clinical trial of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

Despite this, the Dissident Circular has concentrated on share price volatility, which can be affected by many factors for a biopharmaceutical company at Helix’s stage of development including market conditions and share illiquidity. However, it should be noted that since Mr. Lobacz (with the support of the Kandzioras, ACM Est. and others) delivered his proposal (the “August Proposal”) for a new slate of Directors on August 3, 2011, Helix’s shares have dropped by over 35% to $1.92/share. While Helix is uncertain of the exact reason for the recent drop in share price, Helix believes it is related to the trading activities of the Dissident Group. For example, according to the securities filings made by ACM Est. and ACM AG, those 2 companies purchased a total of 187,000 Helix shares in 10 separate trades on the TSX in the period following the August Proposal, from August 5 to 23, 2011. According to publicly available market data, those trades would account for approximately 80% of all Helix shares traded on the TSX during this time. In this 20 day period Helix shares dropped $.57/share, or almost 20%.

Dissidents Seek Control of Helix Without Paying for Control

The Dissident Group seeks to replace the entire Board with their own nominees. The Dissident Circular further advises that the dissident slate of directors (the “Dissident Slate”) will act quickly to consider replacing Helix Management, possibly in its entirety. They are in effect taking control of Helix without paying you, the shareholders, anything.

What the Dissident Group proposes amounts to starting from scratch with an entirely new Board and possibly an entirely new Management team, none of whom has any experience with Helix. And yet, the Dissident Group has provided no justification for this extreme and wholesale change in the control and management of the Company. In fact, although the Dissident Group criticizes Helix’s current Board and Management, they do not intend to “[significantly] change the strategy or direction of Helix.” As stated by Mr. Lobacz in his letter to shareholders, “the strategy will be the same or substantially similar to that which has been publicly disclosed by Helix already.”

Further, the Dissident Group has not provided any explanation as to how this change in control will increase shareholder value. To the contrary, allowing the Dissident Nominees, who have no history or knowledge of the Company and no stake in its future, to implement and oversee a strategy that they had no part in developing will be catastrophic to the Company and to your investment.

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

Recognizing shareholders do not want a proxy fight, we have tried on many occasions to resolve this issue in an amicable way with the Dissident Group. Unfortunately, the Dissident Group will settle for no less than full control of your Company without paying for your shares.

Companies in our position are often pressured by self-interested arbitrageurs who may be more interested in gaining access to our treasury than in building a sustainable and profitable company. We can assure you that we have no intention of giving in to those who do not have the experience, reputation, or good governance structure to properly run our Company and grow your investment.

Can You Trust the Dissident Group?

Trust is a fundamental question here. The Dissident Group would like you to believe that they are trustworthy and will follow good governance practices. However, the actions of the shareholders driving the Dissident Group do not support this. The leaders of the Dissident Group have already clearly demonstrated by their conduct that they are motivated solely by their own self-interest and not the best interests of Helix or its shareholders.

Mr. Kandziora and ACM Est.

For over five years Mr. Kandziora and his company, ACM Est, (who only recently, coincidentally, became a shareholder), were engaged by Helix in a position of trust, first to introduce investors to the Company, and later, to also provide investor relation services to Helix in respect of its European shareholders. In the course of this engagement Helix paid Mr. Kandziora and ACM Est. in excess of $8 million in fees. The Dissident Circular discloses only those fees paid to ACM Est. since September 2009 and does not disclose more than $4 million in fees paid by Helix to Mr. Kandziora and ACM Est. from 2006 to 2008.

As trusted advisors to the Company, Mr. Kandziora and ACM Est. had broad access to sensitive confidential information of Helix. Such access was provided pursuant to strict confidentiality agreements with Helix. Pursuant to binding contracts signed by Mr. Kandziora and ACM Est., they are legally and contractually prohibited from trading in Helix shares and prohibited from communicating with Helix Shareholders other than as authorized by the Company. However, as Helix discovered in early October 2011, it appears that Mr. Kandziora and ACM Est. have been trading in Helix shares for some time and organizing certain shareholders to seize control of Helix in clear breach of their legal and contractual obligations to the Company. As a result of these breaches, Helix’s lawyers wrote to Mr. Kandziora and ACM Est. terminating the contract with Helix and demanding repayment of the $8 million in fees paid by Helix. Mr. Kandziora and ACM Est. have so far refused to repay any of this amount. Given Mr. Kandziora’s leadership position within the Dissident Group, it is highly doubtful that the Dissident Slate will seek to hold Mr. Kandziora and ACM Est. responsible for their breaches of obligations to Helix – a significant potential loss to the Company.

Further, Helix believes that it is more than coincidence that Mr. Kandziora and ACM Est. launched this proxy fight shortly after the Company raised capital in the U.S., without having to pay any fee to Mr. Kandziora and ACM Est. As they saw their source of revenue threatened, Mr. Kandziora and ACM Est. appear to have decided to take control of the Company in an attempt to preserve this highly lucrative income stream.

Mr. Lobacz

Mr. Lobacz claims to be interested solely in preserving shareholder value, but his conduct and position suggest otherwise. In the August Proposal Mr. Lobacz sought, among other things, a two year extension in the exercise period of the 4,530,000 Helix share purchase warrants set to expire on August 5, 2013 (the “2013 Warrants”). What Mr. Lobacz fails to mention is that he owns all of the outstanding 2013 Warrants and that the requested extension of these Warrants would benefit him alone, to the detriment of the Company and other shareholders. Mr. Lobacz knew that the 2013 Warrants would expire in 2013

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

when he subscribed for them and yet he was seeking to have them extended free of charge. Helix properly refused this request.

Misinformation from the Dissident Group

Not only have certain members of the Dissident Group acted solely out of self-interest and contrary to the interests of the Company, they appear to have attracted other shareholders to their cause through the spread of false or misleading information about Helix and its Board and Management. Helix has recently learned that the spread of misinformation has been going on for years and includes misleading and unauthorised representations regarding the projected or promised future value of Helix shares. In November 2011, Helix learned that Dissident Group member ACM AG, a company controlled by Mr. Kandziora’s wife, Veronika Kandziora (who is also the CEO of ACM Est.), made contractual assurances or guarantees on the future value of an investment in Helix to a number of European investors in Helix. These promised returns on investment in Helix were as high as 50% per year. Although these promised returns were neither authorized by Helix nor made on its behalf, Helix believes that these false unauthorised assurances gave rise to unrealistic expectations on share performance among its European shareholder base. When these unrealistic returns failed to materialise, we believe ACM AG and the Kandzioras sought to put the blame on Helix’s management and began to spread false and unfounded allegations of mismanagement of the Company and the products under development. This spread of misinformation has continued and expanded in the Dissident Circular.

The Dissident Circular is misleading and inaccurate in many material respects. Some of the inaccuracies include the following:

  The Dissident Circular fails to appropriately disclose the recent conduct of Mr. Kandziora, his wife, Ms. Kandziora, and their companies ACM Est. and ACM AG.

  The Dissident Circular fails to describe the past written contractual and verbal commitments of guaranteed returns by certain members of the Dissident Group.

  The Dissident Circular irresponsibly claims that the current Board has taken too long to commence clinical research and testing of Helix’s products, yet provides no basis for this conclusion.

-	It is an accepted fact that the drug discovery and development process is long, especially in cases such as Helix’s, which involve new leading edge therapies for significant diseases.

-	The development of L-DOS47 is squarely within industry published estimates of the time necessary to take a new drug candidate from identification through to the end of pre-clinical work.

-

The Dissident Circular fails to mention the fact that Helix’s Topical Interferon Alpha-2b for cervical lesions has gone through two successful clinical trials, and the Company has received FDA approval to conduct a Phase II/III trial in the U.S. and has submitted a clinical trial application in Germany and the U.K. to conduct a Phase III trial.

-	The Dissident Circular does not provide any basis for concluding that Helix’s timeline is too long or that the Dissident Group would be able to advance a faster timeline.

  The Dissident Circular incorrectly alleges that the extension in the forecasted duration of Helix’s upcoming clinical studies has been caused by the current Board. The fact is that the extension was based upon discussions with the third party service providers executing the clinical study.
  The Dissident Circular also incorrectly asserts that Helix announced this delay on July 25, 2011,

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

  with inadequate explanation, when in fact Helix announced the study duration extension in its MD&A dated June 7, 2011 and provided an explanation for the timeline extensions therein.

  The Dissident Circular states that the timelines for Helix’s products and the steps approved by the current Board in the research and testing of L-DOS47 that have been undertaken by Helix “jeopardize the credibility of the clinical data and the future success of such products,” however, the Dissident Group does not provide any basis for concluding that the timeline jeopardizes the credibility of the data nor is there any explanation of what steps approved by the current Board jeopardize such data or the reasons why it would jeopardize the credibility of the data.

  The Dissident Circular incorrectly states that the current Board unnecessarily listed Helix’s shares in the United States when the truth is that the U.S. listing was in fact proposed by the Kandzioras themselves.

The actions of the Kandzioras and others leading the Dissident Group clearly demonstrate their self interest and lack of any bona fide concern for Helix and the other shareholders. The Dissident Group simply cannot be trusted.

The Special Committee Investigation

Not only does the conduct of the leaders of the Dissident Group raise serious concerns regarding the Dissident Group’s motives and ultimate objectives in proposing the Dissident Slate, this conduct gives rise to very serious legal issues, including possible non-compliance with various securities laws relating to restrictions on guarantees on investment returns, legal restrictions and requirements in relation to the solicitation of proxies and restrictions and requirements relating to the change of control of a public company.

As a result of the concerns raised, on November 16, 2011, the Board announced that it formed a special committee (the “Special Committee”) of independent directors, namely Jack M. Kay and W. Thomas Hodgson, with a mandate to, among other things, conduct an investigation to assist the Board with understanding the shareholder concerns underlying the shareholder requisition (referred to in the Management Circular) and developing an appropriate response to address those concerns at the Company’s annual general meeting of shareholders (the “AGM”). In its preliminary review of the available relevant documentation, the Special Committee uncovered documentary evidence that strongly suggests, among other things, that:

  the Kandzioras and their two companies (ACM AG and ACM Est., collectively “ACM”) have been organizing Helix’s shareholder base to take over its Board since at least August 2011;

  the Kandzioras and ACM have been trading Helix securities in clear breach of their contractual agreements with Helix;

  the Kandzioras and ACM have been purchasing Helix shares while in possession of confidential information belonging to Helix;

  the Kandzioras, ACM and other members of the Dissident Group may have triggered a take-over of Helix without complying with the laws governing the conduct of take-overs;

  the Kandzioras, ACM and other members of the Dissident Group may have breached securities laws, including with respect to the private placements, securities purchases and the solicitation of proxies at the AGM; and

  ACM AG made promises to Helix investors regarding the returns on their investment that were not authorized by the Company, possibly in breach of applicable securities laws.

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

The lawyers for the Special Committee wrote to the lawyers for the Kandzioras and ACM on November 17, 2011 asking for further documents and information in relation to the above concerns and requesting an explanation for the conduct in question.

On December 6, 2011, having had no response to the November 17 letter, the Special Committee engaged Ernst & Young LLP (E&Y) to investigate these matters further. E&Y has been working diligently reviewing documents and interviewing the various stakeholders in North America and Europe and will report back to the Special Committee in the near future.

In addition, the Special Committee instructed its counsel to commence an application in Court on December 7, 2011 to seek the Court’s directions in relation to the January 30 shareholder Meeting. On December 17, 2011, the Special Committee filed an affidavit with the Court detailing the facts it had uncovered in its investigation so far.

No Response from the Kandzioras and ACM

The Special Committee has advised the Company and the Board that to date, despite the passage of more than 2 months, it has received no response whatsoever to its requests for information and explanations in relation to the conduct of the Kandzioras and ACM. Instead, they have chosen to ignore the Special Committee’s requests and dismiss the Special Committee’s concerns as irrelevant to the shareholder meeting and the election of directors by shareholders.

In fact, the concerns raised by the Special Committee have everything to do with the election of directors by shareholders. The questions of whether proxies have been unlawfully solicited or whether a takeover of the Company has been engaged are directly relevant to the conduct of the shareholder vote. While the Board and Management hope that the implicated members of the Dissident Group have reasonable explanations for their actions, if the Special Committee’s concerns are proved true this would put into question how and on what pretences Mr. Lobacz and Mr. Kandziora convinced the other members of the Dissident Group to enter into voting and support agreements with them, and whether such arrangements reflect the true and informed intentions of shareholders who have signed such agreements.

Your Board and Management’s Vision of the Future and Plan for Long-Term Shareholder Value

Helix is making real progress. Your current Board and Management have developed a clear plan for corporate growth, which is outlined in the Management Circular, and have already begun implementing several of their goals. Helix’s corporate growth strategy is supported by the members of Management’s slate of directors (the “Management Slate”) and it is working.

Helix’s ability to achieve success in its competitive market requires focus, attention to detail and the support and guidance of an expert Board that understands Helix’s business and is up to speed on the intricacies involved in executing our strategy. The Management Slate is comprised of qualified and dedicated directors, who understand both our industry and our Company, and have the necessary continuity and knowledge to ensure Helix is able to capitalize on its recent achievements.

Protect Your Investment - Vote your BLUE Proxy Today.

Unlike the Dissident Group, your Board and Management represent the interests of ALL shareholders. Together we can build on the foundation that has been laid for Helix and take the Company to the next step of realizing the returns on the work we have so diligently been performing. The depth of experience and strategic vision of the Management Slate are essential to the Company’s success and makes the Management Slate best suited to lead your Company.

It is important that you vote your BLUE proxy to continue the momentum that we have built and realize the rewards that await you. Do not let the Dissidents take control of your Company.

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

The Dissident Group proposes no new plan or direction for the Company. They are only out for themselves. The attempt to seize control of Helix by the Dissidents and install an entirely new Board with no experience with the Company can only harm Helix and its shareholders. It is vital that you vote your BLUE proxy in order to prevent this from happening.

Your Board urges you to carefully read the Management Circular and execute the BLUE proxy by voting as recommended by the Board. Voting is a very quick and easy process that empowers you to state your position and protect your investment, but you must act and vote your BLUE proxy to ensure your position is recognized.

Regardless of the number of shares you own, we are urging you to express your support for the Management Slate by voting your BLUE proxy well in advance of the 10:00 a.m. (Toronto Time) January 26, 2012 proxy deadline.

If you have any questions regarding voting your BLUE proxy or require assistance in voting your proxy, please contact Kingsdale Shareholder Services Inc., at 1-866-879-7649 (toll free) or +1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Sincerely,

“Donald H. Segal”

Donald H. Segal
Chief Executive Officer and Director

Disclaimer and Forward-Looking Statements and Risks and Uncertainties

This letter contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, but not limited to, forward-looking statements regarding the activities and intentions of the Dissident Shareholders, and the negative impact such activities would have on the Company and its shareholders; the current Board and management’s plans to create long-term value for the Company, including the plan for growth, establishing Helix as a leading developer of cancer therapies and extending the drug platforms; and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “expects”, “establish”, “plan”, “implement”, “proposed”, “believe”, “shall”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; the safety and efficacy of the Company’s drug candidates; and the election of the Management slate of director nominees. Helix’s actual results could differ materially from those reflected in the forward-looking statements as a result of numerous risks and uncertainties including without limitation, the election of the Dissident Slate and uncertainty surrounding the Dissident Group’s plans for the Company; uncertainty of the outcome of the E&Y investigation; an adverse decision for the Company in the court application; the commencement and outcome of other court or legal proceedings; uncertainty of raising needed capital or obtaining necessary strategic partner support; uncertainty whether the Company’s drug candidates will be successfully developed and commercialized; whether clinical trials will proceed as planned or at all, and the risk of negative results; research and development risks; the need for further regulatory approvals; the outcome of the Company’s upcoming AGM; the market opportunity for Helix’s products; changes in business strategy or plans; uncertainty about whether the Company will be able to carry out its growth strategy or expand its product portfolio; general economic conditions; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

How to Cast Your Vote
PROTECT YOUR INVESTMENT BY VOTING YOUR BLUE PROXY
VOTING INSTRUCTIONS

REGISTERED SHAREHOLDERS
Registered Shareholders can vote by mail, fax, phone or online. If your common shares are held in your own name, you are a “registered shareholder” and must submit your BLUE proxy in the postage paid envelope in sufficient time to ensure your votes are received no later than 10:00 A.M. (Toronto time) on Thursday, January 26, 2012 by:

International Registered Shareholders

•	Mail:	To the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or
•	Fax:	Computershare Investor Services Inc.: +1-416-263-9524
Kingsdale Shareholder Services Inc.: +1-416-867-2271 or
•	Online:	Visit www.investorvote.com and enter your 15 digit control number or
•	Phone:	Call +1-312-588-4290 and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

Canadian and U.S. Registered Shareholders

•	Mail:	To the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or
•	Fax:	Computershare Investor Services Inc.: 1-416-263-9524 or toll free 1-866-249-7775
Kingsdale Shareholder Services Inc.: 1-416-867-2271 or toll free 1-866-545-5580 or
•	Online:	Visit www.investorvote.com and enter your 15 digit control number or
•	Phone:	Call 1-866-732-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE proxy.

BENEFICIAL SHAREHOLDERS
If your common shares are held in a brokerage account or otherwise through an intermediary, you are a "beneficial shareholder" and a Voting Instruction Form was mailed to you with this package. Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners.

•	International Beneficial Shareholders:

•	Voting Instruction Form from Computershare: Visit www.investorvote.com and enter your 15 digit control number or call +1-312-588-4291
•	Voting Instruction Form from an Intermediary: Visit www.proxyvote.com and enter your 12 digit control number or fax your Voting Instruction Form to +1-905-507-7793

•	Canadian Objecting Beneficial Shareholders:
Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 1-905-507-7793 or toll free at 1-866-623-5305 in order to ensure that it is received before the deadline.

•	U.S. Beneficial Shareholders:
Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

CANADIAN NON-OBJECTING BENEFICIAL SHAREHOLDERS
Canadian Non-Objecting Beneficial Shareholders can vote by mail, fax, phone or online.

•	Mail:	To the offices of Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or
•	Fax:	Computershare Investor Services Inc.: 1-416-263-9524 or toll free 1-866-249-7775 Kingsdale Shareholder Services Inc.: 1-416-867-2271 or toll free 1-866-545-5580 or
•	Online:	Visit www.investorvote.com and enter your 15 digit control number or
•	Phone:	Call 1-866-734-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your BLUE Voting Instruction Form.

VOTE YOUR BLUE PROXY BY MAIL, FAX, INTERNET OR TELEPHONE IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE. PROXIES MUST BE RECEIVED NO LATER THAN THURSDAY, JANUARY 26, 2012 AT 10:00 A.M. (TORONTO TIME). PLEASE ENSURE THAT YOU SIGN AND DATE THE BLUE PROXY. FOR QUESTIONS ON VOTING YOUR BLUE PROXY, PLEASE CALL 1-866-879-7649 TOLL-FREE IN NORTH AMERICA, OR AT +1-416-867-2272 OUTSIDE OF NORTH AMERICA (COLLECT CALLS ACCEPTED)

If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services Inc. at 1-866-879-7649 (North America) or 416-867-2272 (outside North America) or e-mail contactus@kingsdaleshareholder.com

PROTECT YOUR INVESTMENT – VOTE YOUR BLUE PROXY

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Outside North America, Banks and Brokers Call Collect:

+1-416-867-2272

North American Toll Free Phone:

1-866-879-7649

Email: contactus@kingsdaleshareholder.com

Facsimile: 1-416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: +1-416-867-2272

Please visit the Company’s website for regular updates at www.helixbiopharma.com